UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-13836

Full title of the plan and the address of the plan, if different from that of the issuer named below:

TYCO INTERNATIONAL

RETIREMENT SAVINGS AND INVESTMENT PLAN V

(f/k/a Tyco International (US) Inc. Retirement

Savings and Investment Plan V)

Tyco International Management Company

9 Roszel Road

Princeton, NJ 08540

Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office:

TYCO INTERNATIONAL LTD.

Freier Platz 10

Schaffhausen, CH-8200 Switzerland

REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

(a)	Financial Statements:

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 4 hereof below in lieu of the requirements of Items 1 to 3.

(b)	Exhibits:

23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

Tyco International

Retirement Savings and Investment Plan V

(f/k/a Tyco International (US) Inc. Retirement

Savings and Investment Plan V)

Financial Statements and Supplemental Schedules

December 31, 2009 and 2008

With Report of Independent Registered Public

Accounting Firm

Tyco International

Retirement Savings and Investment Plan V

*	Refers to item number Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2009.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Tyco International Retirement

Savings and Investment Plan V

Princeton, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Tyco International Retirement Savings and Investment Plan V (formerly Tyco International (US) Inc. Retirement Savings and Investment Plan V) (“Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions and Schedule H, Line 4 (i) — Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 24, 2010

Tyco International

Retirement Savings and Investment Plan V

Statements of Net Assets Available for Benefits

As of December 31, 2009 and 2008

	December 31,
	2009	2008
Assets
Investments at fair value:
Investment in the Tyco International Retirement Savings and Investment Plan Master Trust	$152,371,728	$118,941,498
Employer contributions receivable	96,436	88,951
Participants’ contributions receivable	168,885	160,820
Total receivables	265,321	249,771
Net assets reflecting all investments at fair value	152,637,049	119,191,269
Adjustment from fair value to contract value for fully benefit-responsive contracts	(278,842)	2,590,762
Net assets available for benefits	$152,358,207	$121,782,031

The accompanying notes are an integral part of the financial statements.

Tyco International

Retirement Savings and Investment Plan V

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Sources of net assets
Investment income from the Tyco International Retirement Savings and Investment Plan Master Trust	$25,164,656
Employer contributions	5,016,720
Participants’ contributions	9,164,188
Total contributions	14,180,908
Total sources	39,345,564
Application of net assets
Benefits paid to participants	7,973,615
Administrative expenses	184,782
Total applications	8,158,397
Net increase prior to transfers from affiliated plans	31,187,167
Net transfers to affiliated plans (Note 8)	(610,991)
Net increase in net assets available for benefits	30,576,176
Net assets available for benefits:
Beginning of year	121,782,031
End of year	$152,358,207

The accompanying notes are an integral part of the financial statements.

Tyco International

Retirement Savings and Investment Plan V

Notes to Financial Statements

December 31, 2009 and 2008

1.  Description of Plan

The Tyco International Retirement Savings and Investment Plan V (the “Plan” or “RSIP V”) is a defined contribution plan sponsored by Tyco International Management Company (“Tyco” or “Plan Sponsor”) (prior to January 1, 2009, the Plan was known as “Tyco International (US) Inc. Retirement Savings and Investment Plan V”), and is available to certain union hourly employees who are covered by certain collectively bargained agreements of Tyco affiliated companies (the “Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”). Selected Plan provisions are described below. Participants should refer to the Plan document and summary plan description for more complete information regarding the terms of the Plan.

Effective September 30, 2006, in anticipation of the plan to separate Tyco International Ltd. (“Tyco” or  “TIL”)  into three separate, unrelated publicly traded companies consisting of Covidien Ltd (“Covidien”), Tyco Electronics Ltd (“Tyco Electronics”), and TIL (the “Separation”), the Plan was amended to change the Plan Sponsor from Tyco International (US) Inc. to Citrine Management Corp. (“CMC”).  On February 8, 2007, CMC changed its name to Tyco International Management Company (“TIMCO” or “Plan Sponsor”) and TIMCO is currently the Plan Sponsor of the Plan. Effective January 1, 2009, the name of the Plan was changed to Tyco International Retirement Savings and Investment Plan V.

Eligibility

Plan participants must have met certain age and service requirements with the Companies.

Contributions

Contributions are subject to Code limitations. Contributions to the Plan are funded on a per pay period basis. Employee contributions are based on union negotiated contracts.

Participant contributions - Participants make a minimum voluntary contribution and may increase their voluntary contributions up to a certain limit of compensation.

Employer contributions - Certain participant contributions are eligible to receive matching contributions. Additionally, certain employees are eligible to receive “supplemental” matching contributions based on their years of service with Tyco and its affiliated companies. The level of matching contributions and supplemental matching contributions are based on union negotiated contracts.

Participant Accounts

Each participant’s account is credited with the participant’s deferral contributions, employer contributions, and an allocation of earnings or losses, and is charged with participant fees, as applicable. Participants are entitled to the benefit in their respective accounts, to the extent vested.

Vesting

Participants are immediately vested in any contributions they make to the Plan, plus actual earnings thereon. Vesting with respect to any matching contributions, and any associated earnings, is based on a participant’s years of “vesting service.”  Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following completion of three years of vesting service. Any participant who performs an hour of service after January 1, 2002 and is covered under a former employer’s graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer’s graded vesting schedule. Prior to January 1, 2002, a participant was generally 100% vested after five years of vesting service. However, participants from a former employer’s plan that was merged into the Plan could continue to vest in accordance with the former plan’s vesting schedule.

Forfeitures

Upon termination of employment for reasons other than a distributable event, nonvested contributions are forfeited at the time of termination.  Nonvested forfeitures may be used to reduce employer contributions or to pay Plan expenses.  As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $19,687 and $61,071, respectively.

Investment Options

Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis.  However, participants are not permitted to direct new contributions and exchanges into the Tyco Electronics Ltd. Stock Fund and the Covidien Ltd. Stock Fund.  Balances remaining in these stock funds as of December 31, 2008, were liquidated and transferred to the plan’s Qualified Default Investment Alternative (“QDIA”) during January 2009.  The Tyco Electronics Ltd. Stock Fund and the Covidien Ltd. Stock Fund were removed from the Plan as of January 21, 2009.

Participant Loans Receivable

Participants are allowed to borrow from their Plan accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant’s vested account balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have two loans outstanding at a time. Loans are adequately secured by the participant’s account balance and bear a reasonable interest rate. Loans must be repaid through payroll deductions, and upon termination of service, all loans must be repaid in full.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum distribution equal to the participant’s vested interest in his or her account or to have an annuity purchased by the Plan with the vested interest in the participant’s account in accordance with the terms of the Plan document.

Administrative Expenses

At the present time, some of the expenses of administering the Plan, including the fees of the Plan trustee, consultants and auditor expenses, but excluding certain loan fees, hardship withdrawal fees and Qualified Domestic Relations Order (“QDRO”) processing fees, are paid by Tyco and its affiliated employers and/or from Plan forfeitures.  The costs associated with certain investment options, such as management fees, brokerage fees and transfer taxes, are deducted from the assets of the investment options and are generally assessed as a percentage of assets invested.  Plan recordkeeping fees are also included as part of these fees.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor.  Fidelity Investments Institutional Operations Company, Inc. maintains the participant accounts as record keeper of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of the Plan and ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Recently Issued Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  The guidance provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The guidance also requires increased disclosures.  This guidance is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  The impact of adoption of this guidance was not material to the Plan’s net assets available for benefits or statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan participates in the Tyco International Retirement Savings and Investment Plan Master Trust (the “Master Trust”) with other Tyco sponsored defined contribution plans, which consist of the Tyco International Retirement Savings and Investment Plan III, the Tyco International Retirement Savings and Investment Plan IV, and the Tyco International Retirement Savings and Investment Plan VI (with respect to the Tyco International Ltd. Stock Fund, Covidien Ltd. Stock Fund, Tyco Electronics Ltd. Stock Fund, Interest Income Fund, Intermediate Term Bond Fund, and Mid-Cap Equity Blend Fund only) (“RSIP VI”) (collectively with RSIP V, the “RSIPs”).

The Plan’s investment in the Master Trust is reported at estimated fair value based on the fair values of the underlying investments held in the Master Trust.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The Plan records investment income or loss from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan participants’ ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

FASB guidance defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FASB guidance establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of the underlying investments of the Master Trust are determined as follows:

Interest bearing cash is primarily invested in a money market mutual fund.  The fair value is determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Registered investment companies are valued by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The Plan’s registered investment companies include U.S. Equity, balance (equities and bonds), and target retirement age mutual funds.  The target retirement age mutual funds automatically reduce the equity allocation as the participant approaches the targeted retirement year and beyond.

Common and preferred stocks are valued by obtaining quoted prices on recognized and highly liquid exchanges (level 1 inputs).

Collective trusts are valued based on their net asset values, as reported by custodians as of the financial statement dates and prices of recent transactions (level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary, with one holding a diversified portfolio of large international equities that provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.  The other collective trust, which is an underlying investment of the Interest Income Fund, a unitized fund held by the Master Trust, holds a diversified portfolio of domestic and foreign fixed income securities.  This investment is generally redeemable within this fund with a 30-day redemption notification requirement.

Fully benefit-responsive investment contract values are estimated by discounting the projected cash flows based upon current yields for contracts with comparable durations and credit quality of the issuers (level 2 inputs).

Wrapper contracts, or synthetic guaranteed investment contracts, generally cover a diversified portfolio of government and corporate bonds, and collective trusts. The contract amortizes the realized and unrealized gains from the underlying investments through adjustments to the crediting rate earned by the Participants in the fund. The writer of the contract provides assurances that adjustments to the rate earned by participants do not result in a future rate less than zero. A rate less than zero would result in a partial loss of principal and accumulated earnings.  Fair values of wrapper contracts associated with synthetic contracts are determined through matrix pricing models incorporating inputs for comparable contract size, duration, cash flows, the credit quality of the underlying portfolio and other terms (level 2 inputs).

U.S. Treasury securities and government agency securities traded on a national exchange or reported on the NASDAQ are valued based upon the closing price reported in the active market in which the security is traded (level 1 inputs).  When no sales price is available, the fair values of U.S. Treasury securities and government agency securities may be determined through pricing models, such as a single cash flow model, that incorporate data on interest rate movements, pass-thru securities markets, bid evaluations, and other pertinent data (level 2 inputs).  Residential mortgage-backed securities are priced using the most recent bid prices or potentially the mean of the latest bid and asked prices (level 2 inputs).

Corporate debt securities are valued based upon the closing price reported in the active market in which the security is traded, when available (level 1 inputs).  Other corporate bonds are valued based upon recent bid prices or the average of recent bid and asked prices when available (level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered to by management to be reliable.  Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for specific securities but rather by relying on securities’ relationship to other benchmark quoted securities (level 2 inputs).  Commercial mortgage-backed securities and other asset-backed securities are valued using matrix pricing (level 2 inputs).

Other securities consist mostly of credit default swap (CDS) securities, that are valued by third party pricing sources obtained by the custodian which may utilize models that incorporate pertinent data to determine pricing, such as cash flows, credit curves and recovery rates (level 2 inputs) and non-U.S. sovereign debt securities, where the custodian will utilize available broker/dealer quotes (level 2 inputs).

Participant loans are valued at cost plus accrued interest as of the respective financial statement date.  The fair value of participant loans has been estimated to approximate amortized cost (level 3 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fully Benefit-Responsive Investment Contracts

Net assets available for benefits reflect the Plan’s interest in the contract value of the fully benefit-responsive investment contracts held in the Master Trust, because the Plan’s allocable share of the difference between fair value and contract value for these investments is presented as a separate adjustment in the statement of net assets available for benefits.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Benefit Payments

Benefit payments to participants are recorded when distributed.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.  Income Tax Status

The Plan obtained its latest determination letter on October 8, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

4.  Risk and Uncertainties

The Master Trust, in which the Plan holds an interest, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan participants direct the investment of their Plan holdings into various investment options offered under the Plan and solely bear the risk of loss associated with the investment securities in which they are invested pursuant to ERISA section 404(c).

5.  Investments in the Master Trust

As explained in Note 2, the Plan’s assets are commingled with the assets of several other Tyco-sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company (“Fidelity”), the trustee for the Master Trust, holds the Master Trust’s investment assets, provides administrative functions for each of the plans participating in the Master Trust, and executes investment transactions as directed by participants.

The Plan’s relative share of ownership of the total net assets of the Master Trust was approximately 8% as of December 31, 2009 and 2008, respectively. The Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust.

The following table presents net assets held in the Master Trust, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the Interest Income Fund held in the Master Trust as of December 31, 2009 and 2008.

	December 31,
	2009	2008
Investments at fair value
Interest bearing cash	$120,765,232	$69,449,310
Registered investment companies
US Equity Mutual Funds
Fidelity Growth Company Fund	348,284,517	239,611,437
Vanguard Windsor II Fund	122,314,563	96,494,292
Spartan US Equity Index Fund Advantage Class	95,404,627	74,915,821
Allianz CCM Capital Appreciation Fund	44,640,140	36,630,970
Vanguard Small-Cap Index Institutional	35,887,356	—
Target Date Mutual Funds
Fidelity Freedom 2000 Fund	17,126,571	12,422,684
Fidelity Freedom 2010 Fund	72,092,761	46,551,134
Fidelity Freedom 2020 Fund	124,734,244	64,817,186
Fidelity Freedom 2030 Fund	80,142,813	38,752,744
Fidelity Freedom 2040 Fund	38,109,074	15,555,950
Fidelity Freedom 2050 Fund	5,694,288	—
Balanced Blend Mutual Funds
Fidelity Balanced Fund	127,829,459	98,479,080
Fidelity Freedom Income Fund	10,387,518	8,529,711
Columbia Acorn	—	14,487,653
Total Registered investment companies	1,122,647,931	747,248,662
U.S. Treasury securities and government agency securities	156,021,843	236,406,300
Collective trusts	138,510,084	118,595,517
Corporate debt instruments	207,736,236	173,025,320
Other common stock	71,540,784	95,286,820
Tyco common stock	49,057,716	27,020,758
Investment contracts	48,702,340	32,172,809
Wrapper contracts	—	—
Other securities	4,997,134	8,375,498
Participant loans	76,469,172	68,620,559
Total investments at fair value	1,996,448,472	1,576,201,553
Other receivables	6,592,677	5,253,430
Other liabilities	(25,994,550)	(24,073,720)
Net assets reflecting all investments at fair value	1,977,046,599	1,557,381,263
Adjustment from fair value to contract value for fully benefit-responsive contracts	(3,327,878)	31,740,500
Net assets at contract value	$1,973,718,721	$1,589,121,763

Investment income for the Master Trust for the year ended December 31, 2009 is as follows:

Year Ended December 31, 2009
Investment income
Net appreciation in fair value of investments:
Registered investment companies	$245,944,264
Collective trusts	16,375,136
Tyco common stock	19,034,135
Other common stock	15,491,414
U.S. Treasury securities, government agency securities, other securities and corporate debt instruments	5,405,360
Total net appreciation	302,250,309
Interest and dividends	42,169,864
Total investment income	$344,420,173

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2009.

		Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest bearing cash	$120,765,232	$120,765,232	$—	$—
Common stock
U.S. equity	71,540,784	71,540,784	—	—
Tyco common stock	49,057,716	49,057,716	—	—
Total common Stock	120,598,500	120,598,500	—	—
Fixed income
U.S. Treasury securities and government agency securities	32,519,016	13,860,417	18,658,599	—
Corporate bonds	111,013,302	82,121,147	28,892,155	—
Other securities	4,997,134	—	4,997,134	—
Other asset-backed securities	51,961,252	—	51,961,252	—
Commercial mortgage-backed securities	44,761,682	—	44,761,682	—
Residential mortgage-backed securities	123,502,827	—	123,502,827	—
Total fixed income	368,755,213	95,981,564	272,773,649	—
Registered investment companies	1,122,647,931	1,122,647,931	—	—
Collective trusts
International equity fund	70,961,799	—	70,961,799	—
Fixed income fund	67,548,285	—	67,548,285	—
Total collective trusts	138,510,084	—	138,510,084	—
Others
Investment contracts	48,702,340	—	48,702,340	—
Wrapper contracts	—	—	—	—
Participant loans	76,469,172	—	—	76,469,172
Total other	125,171,512	—	48,702,340	76,469,172
Total investments at fair value	$1,996,448,472	$1,459,993,227	$459,986,073	$76,469,172

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2008.

		Fair Value Measurements at December 31, 2008 Using
	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest bearing cash	$69,449,310	$69,449,310	$—	$—
Registered investment companies	747,248,662	747,248,662	—	—
Collective trusts	118,595,517	—	118,595,517	—
Investment contracts	32,172,809	—	32,172,809	—
Wrapper contracts	—	—	—	—
Tyco common stock	27,020,758	27,020,758	—	—
Other common stock	95,286,820	95,286,820	—	—
U.S. Treasury securities and government agency securities	236,406,300	6,299,631	230,106,669	—
Corporate debt instruments	173,025,320	87,496,603	85,528,717	—
Other securities	8,375,498	—	8,375,498	—
Participant Loans	68,620,559	—	—	68,620,559
Total investments at fair value	$1,576,201,553	$1,032,801,784	$474,779,210	$68,620,559

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2009, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2009	$68,620,559
Purchases, sales, issuances and settlements (net)	7,848,613
Ending balance, December 31, 2009	$76,469,172

6.  Interest Income Fund

The Interest Income Fund (“Fund”) is a unitized fund offered exclusively to plans participating in the Master Trust, and is comprised of fully benefit-responsive investment contracts, synthetic investment contracts, government and corporate fixed income securities, and common collective trusts.  Contracts are issued by banks, insurance companies and other financial institutions (“Issuers”).  The Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts specify certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances include but are not limited to:

•   Fund’s failure to qualify for exemption under Code Section 501(a) or qualification as a group trust under IRS Revenue Ruling 81-100;

•   Establishment of a competing fund or transfers to competing funds without equity wash;

•   Adoption of amendments to Fund documents unless agreed to by issuer;

•   Partial or complete termination of the Fund or any plan;

•   Participant communications designed to induce or influence participants not to invest in Fund or to transfer assets out of the Fund;

•   Group termination, group layoff, early retirement program;

•   Merger or consolidation of any plan with another plan;

•   Changes in laws, regulations or administrative positions that could result in substantial withdrawals from, or transfers out of, the Fund; and

•   Insolvency or bankruptcy with regard to the Fund or the contract holder.

The contracts limit the circumstances under which the Issuers may terminate the contracts.  Examples of circumstances which would allow the Issuers to terminate the contracts include but are not limited to:

•   Management of the portfolio is not in accordance with investment management guidelines;

•   Contract holder breaches any of its obligations under the wrap agreements (such as the obligation to pay wrap fees);

•   Any representation or warranty made by the contract holder becomes untrue;

•   Replacement of investment manager without prior issuer consent;

•   Qualified plans cease to meet the requirements of Code Sections 401(a), 401(k) or 457; and

•   Wrap becomes a prohibited transaction within the meaning of Section 406 of ERISA.

If one of these events were to occur, the Issuers could terminate the contracts at an amount less than contract value.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on an agreed-upon formula with the Issuer, as defined in the contract agreements, but cannot be less than 0%.  The interest rates are reviewed on a monthly basis for resetting.  The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contracts.  The Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as

adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”).  The positive adjustment indicates that the contract value is greater than the fair value.  The negative adjustment indicates that the contract value is less than the fair value.  The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.

	2009	2008
Average contract yield in the aggregate for all contracts:
Based on annualized earnings(1)	2.49%	6.30%
Based on interest rate credited to participants(2)	2.94%	3.69%

(1)   Computed by dividing the annualized one-day actual earnings on the contracts on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)   Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

7.  Parties-In-Interest Transactions

The underlying investments of the Master Trust include a unitized stock fund, the Tyco International Ltd. Stock Fund (“Stock Fund”), which is comprised of a short-term investment fund component and common shares of TIL, the parent of the Plan Sponsor. The unit values of the Stock Fund are recorded and maintained by Fidelity, and the Plan. Plan participants may direct up to 25% of their employee and employer contributions to the Stock Fund. In addition, participants may exchange a portion of their account balance into the Stock Fund, provided the transaction does not cause the portion of their account balance invested in the Stock Fund to exceed 25%. During the year ended December 31, 2009, the Plan purchased units in the Stock Fund of approximately $1.1 million, sold units in the Stock Fund of approximately $600,000, and had net appreciation in the fair value of investments of approximately $2.5 million. The total value of the Plan’s investment in the Stock Fund was approximately $6.4 million and $3.4 million at December 31, 2009 and 2008, respectively.

Certain of the assets of the Master Trust are invested in registered investment companies managed by Fidelity Investments, for which Fidelity Management & Research Company (“FMR Co.”) provides investment advisory services. FMR Co. is an affiliate of both Fidelity, and Fidelity Investments Institutional Operations Company, Inc., record keeper of the Plan. Expenses paid to FMR Co. and/or its affiliates by the Plan during the year ended December 31, 2009 were approximately $94,234. These transactions and investments, as well as participant loans, qualify as “party-in-interest” transactions, as “party-in-interest” is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others.

8.  Net Transfers to Affiliated Plans

During the year ended December 31, 2009, assets transferred to affiliated plans were as follows:

		Assets
Plan Name	Date Transferred	Transferred
Net transfers to other RSIPs	Various	$(610,991)

9.  Litigation Contingency

TIL and some members of its former directors and senior corporate management were named as defendants in a number of lawsuits alleging violations of the disclosure provisions of the federal securities law.  In June 2007, the Company settled 32 purported securities class action lawsuits arising from actions alleged to have been taken by former management for $2.975 billion.  The Master Trust for the RSIPs, as record owner of TIL shares held in the TIL Stock Fund which were purchased or sold during the relevant class period (June 4, 2001-April 30, 2002), was notified of the settlement and of its right as a plaintiff class member (i) to decide not to participate in the settlement, (ii) to file objections to the settlement, and (iii) to file a proof of claim seeking a share of the settlement amount. The Tyco Administrative Committee appointed U. S. Trust Company (“U. S. Trust”) to act as independent fiduciary on behalf of the RSIPs and the Master Trust in connection with the proposed settlement. U.S. Trust filed proofs of claim on behalf of the RSIPs and the Master Trust seeking a share of the settlement amount, based on an analysis of transactions in the Master Trust involving TIL stock during the class period. In February 2009, the claims administrator for the settlement class determined that the portion of the settlement fund allocable to all retirement plans was $6,387,835, and that the portion allocable to the TIL-sponsored RSIPs was $2,460,730, (with the remaining being allocable to retirement plans now sponsored by Tyco Electronics and Covidien), which is included in the net appreciation in the fair value of investments in the Master Trust (Note 5). The actual settlement was made on October 19, 2009.  The settlement amount received by the RSIPs and the Master Trust was allocated, net of administrative fees, among current and former RSIP participants on whose behalf TIL shares were purchased or sold during the class period.

In addition, in November 2009, TIL settled with plaintiffs who had brought eight separate class actions under ERISA.  The eight actions had alleged that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information to the RSIP participants.  The complaints also asserted that the defendants breached their fiduciary duties by allowing the plans to invest in TIL’s shares when it was not a prudent investment.  These ERISA-based actions covered a class “consisting of all participants in the Plans for whose individual accounts the Plans purchased and/or held shares of Tyco Stock Fund at any time from August 12, 1998 to July 25, 2002.”  On November 23, 2009, the Court entered a final order approving the settlement entered into by the plaintiffs, TIL, and certain defendants.  Under the terms of the settlement, the plaintiffs agreed to release all claims against TIL and its former employees, officers and certain directors in consideration for the payment of $70.2 million from TIL to the certified class, which consisted of participants in TIL’s pre-separation retirement plans (including the RSIPs) for those individual accounts the plans purchased and/or held shares of the Tyco Stock Fund during the period stated above.  The settlement amount will be allocated among such participants (including participants in retirement plans now sponsored by Covidien and Tyco Electronics) net of attorneys’ fees and costs. No amount has been recorded in the financial statements of the Plan as of December 31, 2009 to reflect the gain from the ERISA settlement referenced above as the allocation among the TIL-sponsored RSIPs is not reasonably estimable.  TIL has paid all of the legal fees to defend these actions against TIL.

PLAN SPONSOR:  TYCO INTERNATIONAL MANANGEMENT COMPANY

PLAN NUMBER: 031

EIN: 20-5073412

Tyco International

Retirement Savings and Investment Plan V

Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions

Year Ended December 31, 2009

	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
YES	$21,479	—	—	—

PLAN SPONSOR:  TYCO INTERNATIONAL MANAGEMENT COMPANY

PLAN NUMBER: 031

EIN: 20-5073412

Tyco International

Retirement Savings and Investment Plan V

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Participant Loans	Interest rates ranging from 3.25% to 10.00%	**	$9,865,899

*                 Denotes a party-in-interest to the Plan.

**          Cost information not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL
RETIREMENT SAVINGS AND INVESTMENT PLAN V

/s/ John G. Nawrath
Date: June 24, 2010	John G. Nawrath
Chairperson, Administrative Committee